Exhibit 3


   [State of Wisconsin Investment Board Letterhead]



                VIA FAX AT 612-352-2692

October 3, 2000


Board of Directors
Rainforest Cafe, Inc.
720 South Fifth Street
Hopkins, Minnesota 55343


Gentlemen:

     The State of Wisconsin Investment Board ("SWIB") is the investment manager for the Wisconsin Retirement
System ("WRS") and several other trust funds of the State of Wisconsin. SWIB currently manages over $70 billion in retirement funds and government assets. The
WRS ranks as the ninth largest public pension fund in the United States, with over $64 billion in assets.
The 465,000 participants in Wisconsin's state retirement program include teachers, state and local government employees, judges, firefighters and law enforcement officials. SWIB presently holds over 13% of the outstanding shares of Rainforest Cafe, Inc.
("Rainforest" or the "Company") and is the single largest shareholder of Rainforest.

     In April 2000, SWIB and other shareholders defeated an offer by Landry's Seafood Restaurants, Inc.
("Landry's") at a valuation of approximately $5.23 per share. Notwithstanding the shareholders' clear directive opposing this transaction, management has continued to negotiate with Landry's and has managed to worsen the price. We have reviewed the terms of Landry's current tender offer for all outstanding shares of Rainforest payable at $3.25 per share in cash. We also are aware that you have amended
Rainforest's Rights Agreement, or "poison pill," to allow Landry's proposed acquisition to move forward.
SWIB's position has not changed, and we oppose Landry's current proposal as woefully inadequate and insulting to shareholders.

     Since the time of Landry's April bid, you have further eroded the stock price of Rainforest and failed to maximize the Company's value on behalf of your constituents, Rainforest's shareholders. Ignoring our proposal for an independent board of directors, you have for over 15 months neglected to hold an annual meeting and advanced your own self interest at the expense of the Company's. We believe that you have acted in a manner inconsistent with your fiduciary duties as directors. We think that the current
Rainforest Board has not followed
the clear mandate of shareholders in rejecting the higher April Landry's offer and is not representative of the Company's shareholder base.

     We also believe that the Company's "poison pill" is burdensome and unreasonable and that various terms of the Merger Agreement are inconsistent with your fiduciary duties. The Merger Agreement and poison pill could be interpreted to prohibit SWIB from taking action that we believe will benefit Rainforest's shareholders. Accordingly, we request that you amend
Rainforest's Rights Agreement (or redeem the rights) and the Merger Agreement to permit SWIB and other existing shareholders to take collective action to protect their rights as shareholders. Because of the timing of Landry's offer and your history with Landry's of being able to quickly amend the Rights Agreement, we request you to take action on these amendments by no later than Friday, October 6, 2000. If you fail to do so, we will take such action as we deem necessary to protect our interests.

                          STATE OF WISCONSIN
                          INVESTMENT BOARD

                          /s/ John F. Nelson

                          John F. Nelson, Investment
                          Director


cc:  William Levit-Godfrey & Kahn, S.C.